Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-136414
HALLMARK FINANCIAL SERVICES, INC.
Issuer Free Writing Prospectus Dated October 3, 2006
The following sets forth the final terms of the securities offered by Hallmark Financial Services, Inc. pursuant to its Registration Statement on Form S-1 (Registration No. 333-136414), and supplements the preliminary prospectus dated September 8, 2006. References to “Hallmark,” “we,” “our,” and “us” are used in the manner described in the preliminary prospectus dated September 8, 2006.

Common stock offered by us	3,000,000 shares.

Over-allotment option	The underwriters have a 30-day option to purchase up to 450,000 additional shares from us to cover over-allotments, if any.

Common stock ($0.18 par value per share) outstanding after the offering	20,759,905 shares if the underwriters’ over-allotment option is not exercised; 21,209,905 shares if the underwriters’ over-allotment option is fully exercised.

Offering price	$9.00 per share.

Underwriting discount	$0.54 per share.

Net proceeds to Hallmark Financial Services, Inc.	Approximately $24.7 million (after deducting underwriting discounts and commissions and estimated offering expenses totaling $2.3 million).

Use of proceeds	We intend to use the net proceeds from this offering substantially as follows:

• $12.5 million to repay the principal on a loan from Newcastle Partners evidenced by a promissory note dated January 3, 2006, in the original principal amount of $12.5 million which bears interest at 10% per annum and became payable on demand as of June 30, 2006;

	•	approximately $12.2 to reduce the outstanding principal balance on our revolving credit facility, which currently bears interest at 7.4% per annum and matures on January 27, 2008; and

	•	the balance, if any, for working capital purposes, some or all of which may be contributed to the capital of our insurance company subsidiaries.

Summary historical consolidated financial information	Our historical consolidated balance sheet as of June 30, 2006, as adjusted to give effect to our sale of 3,000,000 shares of our common stock in the offering at a price of $9.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and effecting the intended application of the net proceeds, would reflect (in thousands):

	•	total cash and investments of $226,192;

	•	total assets of $387,106;

	•	total liabilities of $247,412; and

	•	total stockholders’ equity of $139,694.

Capitalization	Our capitalization as of June 30, 2006, as adjusted to give effect to our sale of 3,000,000 shares of our common stock in the offering at a price of $9.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us and effecting the intended application of the net proceeds, would reflect (in thousands):

	•	long-term debt of $43,104;

	•	total debt of $60,205;

	•	common stock (20,767,733 shares, as adjusted, including 7,828 shares of treasury stock) of $3,738;

	•	additional paid in capital of $117,828;

	•	total stockholders’ equity of $139,694; and

	•	total capitalization of $199,899.

Trading market	American Stock Exchange under symbol “HAF” through October 5, 2006 (anticipated); Nasdaq Global Market under symbol “HALL” on and after October 6, 2006 (anticipated).

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Hallmark has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Hallmark has filed with the SEC for more complete information about Hallmark and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Hallmark, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Piper Jaffray & Co. toll-free at 1-800-333-6000.